May 17, 2007

Andrew Mew

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Vyyo Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 000-30189

Dear Mr. Mew:

On May 2, 2007, Vyyo Inc. (the “Company”) requested that the deadline for responding to your letter dated April 26, 2007 containing comments to the Company’s Form 10-K for the fiscal year ended December 31, 2006 be extended from  May 11, 2007 to May 24, 2007.

We appreciate your approval of our initial request.  The Company is continuing to prepare its response to your letter.  However, due to the fact that the Company’s legal and finance resources were focused on the recent filing of its Form 10-Q (which was filed on May 15, 2007), the Company does not believe it will have adequate time to complete its response by May 24, 2007.   Accordingly, the Company respectfully requests that the deadline for submission of a response be extended to May 31, 2007.

We sincerely appreciate your consideration of our request.  If you have any questions or if I can provide any other information at this time, please call me at 678.282.8011.

Sincerely,

/s/ Tashia L. Rivard

Tashia L. Rivard
General Counsel and
Corporate Secretary